Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2012 and related notes for the year then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2012	2011
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	87.7	86.1
Gross profit	12.3	13.9
Research and development expenses	4.9	4.1
Marketing, general and administrative expenses	7.0	7.9
Acquisition related and reorganization costs	0.9	0.2
Operating profit (loss)	(0.4)	1.7
Gain from acquisition	0.0	3.2
Interest expenses, net	(5.0)	(4.5)
Other financing expense, net	(4.3)	(2.0)
Other income (expense), net	(0.2)	2.2
Income tax expense	(1.1)	(3.5)
Loss	(11.0)%	(3.0)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands).

	Year ended December 31,
	2012	2011
Statement of Operations Data:
Revenues	$638,831	$611,023
Cost of revenues	560,046	526,198
Gross profit	78,785	84,825
Research and development expenses	31,093	24,886
Marketing, general and administrative expenses	44,413	48,239
Acquisition related and reorganization costs	5,789	1,493
Operating profit (loss)	(2,510)	10,207
Gain from acquisition	--	19,467
Interest expenses, net	(31,808)	(27,797)
Other financing expense, net	(27,583)	(12,505)
Other income (expense), net	(1,042)	13,460
Income tax expense	(7,326)	(21,362)
Loss	$(70,269)	$(18,530)

The Company’s consolidated financial statements include TJP results from June 3, 2011, as detailed in Note 3 to the consolidated financial statements for the year ended December 31, 2012.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Revenues. Revenue for the year ended December 31, 2012 amounted to $638.8 million compared to $611.0 million for the year ended December 31, 2011. This increase in revenues was mainly due to higher average selling prices of approximately 10%, offset by (i) 3% lower volume of wafers manufactured by us and shipped to our customers; and by (ii) a reduction of $28 million in revenues relating to the agreement with the Asian entity, as detailed in Notes 2K and 16D(2) to the annual consolidated financial statements for the year ended December 31, 2012.

Cost of Revenues. Cost of revenues for the year ended December 31, 2012 amounted to $560.0 million, as compared to $526.2 million for the year ended December 31, 2011. The $34 million increase in cost of revenues was mainly due to the inclusion of TJP’s cost of revenue for the full year ended December 31, 2012 compared to only seven months in the corresponding period in 2011. Cost of revenues for the year ended December 31, 2011 included a one-time reduction of depreciation expenses resulting from the grants approval by the Investment Centre (see Note 7B to the consolidated financial statements for the year ended December 31, 2012).

Gross Profit . Gross profit for the year ended December 31, 2012 was $78.8 million, as compared to $84.8  million for the year ended December 31, 2011, a decrease of $6 million, resulting from the above described $34 million increase in cost of revenues offset by the above described $28 million revenue increase. Gross profit for the year ended December 31, 2012 decreased following weakening customer demand in the semiconductor industry which was offset by the inclusion of TJP gross profit for the full year ended December 31, 2012 comparing to only seven months in the corresponding period in 2011.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2012 amounted to $31.1 million, as compared to $24.9 million for the year ended December 31, 2011. The increase in research and development expenses was mainly due to including TJP’s research and development expenses for the full year ended December 31, 2012 comparing to only seven months in the corresponding period in 2011.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2012 amounted to $44.4 million as compared to $48.2 million for the year ended December 31, 2011. The decrease, despite the inclusion of TJP’s marketing, general and administrative expenses for the full year ended December 31, 2012 compared to only seven months in the corresponding period in 2011 is due to cost savings actions in 2012 and due to  reduced stock based compensation expenses recorded in 2012. The compensation attributed to options granted in 2009 was amortized through the vesting period of three years with higher effect in 2011 than in 2012.

Acquisition Related and Reorganization Costs. In 2012, the Company executed a plan of reorganization to increase the efficiency of its Japanese facility, including a reduction in the number of employees, resulting in $5.8 million of reorganization costs in the year ended December 31 2012. Acquisition related costs in the year ended December 31, 2011 amounted to $1.5 million.

Operating Profit (Loss). Operating loss for the year ended December 31, 2012 was $2.5 million, as compared to $10.2 million operating profit for the year ended December 31, 2011, resulting from the above described decrease of $6.0 in gross profit and the higher operating expenses, as described above.

Interest Expenses, Net. Interest expenses, net for the year ended December 31, 2012 were $31.8 million compared to interest expenses, net of $27.8 million for the year ended December 31, 2011. The increase was mainly due to the debentures Series F issued in 2012.

Other Financing Expenses, Net. Other financing expenses, net for the year ended December 31, 2012 were $27.6 million compared to other financing expenses, net of $12.5 million for the year ended December 31, 2011. The increase in financing expenses, net is described in details in Note 19 to the consolidated financial statements as of December 31, 2012.

Gain from Acquisition. Gain from the acquisition of TJP was $19.5 million gross, as detailed in Note 3 to the consolidated financial statements for the year ended December 31, 2012.

The loss for the year ended December 31, 2011 included approximately $10 million net positive effect from TJP acquisition, comprised of (i) approximately $19.5 million gross gain from the acquisition, as the fair market value of the assets, net acquired exceeded the purchase price; and (ii) approximately $9.5 million of related tax provisions and other expenses directly associated with this acquisition.

Other Income, Net. Other income, net for the year ended December 31, 2011 included approximately $14 million gross gain from the sale of the 10% holdings in HHNEC.

Income Tax Expenses. Income tax expenses resulting from the subsidiaries’ income before taxes, amounted to $7.3 million in the year ended December 31, 2012 as compared to $21.4 million for the year ended December 31, 2011. Income tax expense for the year ended December 31, 2011 results from our subsidiaries’ operating income and the approximately $13 million income tax expenses relating to the gain from the acquisition of TJP and to the gain from the sale of the holdings in HHNEC.

Loss.  Loss for the year ended December 31, 2012 was $70.3 million as compared to $18.5 million for the year ended December 31, 2011. The increased loss was mainly due to the $19.5 million gross gain from the acquisition of TJP in year ended December 31, 2011 and $14.1 million gross gain from the sale of our 10% holdings in HHNEC in year ended December 31, 2011, as well as an increase of $15.1 million in the financing expense, net detailed in Note 19 to the consolidated financial statements as of December 31, 2012 and lower operating profit of $12.7 million, all of which were partially offset by $14.0 million lower tax expenses.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the year ended December 31, 2012, the exchange rate of the US Dollar in relation to the NIS decreased by 2.3% and the Israeli Consumer Price Index (“CPI”) increased by 1.6% (during the year ended December 31, 2011 there was an increase of 7.7% in the exchange rate of the US Dollar in relation to the NIS and an increase of 2.2% in the CPI).

We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

The US Dollar costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (JPY) in relation to the US Dollar. During the year ended December 31, 2012, the exchange rate of the US Dollar in relation to the JPY increased by 11.2% (during 2011, from the acquisition of TJP   until December 31, 2011, the exchange rate of the US Dollar in relation to the JPY decreased by 4.2%).

Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollar, JPY and NIS. Our expenses and costs are denominated in NIS, US Dollar, JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of December 31, 2012, we had an aggregate amount of $133.4 million in cash, cash equivalents and interest bearing deposits, including $10 million of designated deposits as compared to $101.1 million of cash and cash equivalents as of December 31, 2011.

The main cash activities during the year ended December 31, 2012 consisted of the following: we generated an amount of $95.3 million from operating activities, excluding $20.1 million of TJP re-organization payments, we raised $104.7 million, net from fundraising (for further details see also Notes 13 and 17F to the consolidated financial statements for the year ended December 31, 2012) and received $14.4 million loan from GE Japan Corporation under our credit line agreement. These liquidity resources mainly financed the capital investments we made during the year ended December 31, 2012, which aggregated to approximately $105.7 million, net and the repayment of debt principle payments in the amount of $55.9 million.

As of December 31, 2012, loans from banks were presented in our balance sheet in the amount of $139.1 million, of which $44.1 million are presented as short-term. As of such date, we presented an aggregate of $199.8 million of debentures in our balance sheet, of which $5.8 million are presented as short-term and in addition an amount of $109.8 million of one of our debentures is presented under shareholders’ equity as required under GAAP. See also Note 1 to the consolidated financial statements as of December 31, 2012.